Madison Harbor Balanced Strategies, Inc.
September 19, 2011
Via Edgar
Ms. Christina DiAngelo
Division of Investment Management
The Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Madison Harbor Balanced Strategies, Inc. (the “Fund”) File No. 811-21479
Dear Ms. DiAngelo:
I am writing to respond to the questions and comments you raised in our June 24, 2011, discussion following your review of the Fund’s recent SEC filings.
Unless otherwise noted, all references to the Fund’s disclosures are to its Form N-CSR field for its fiscal year ended March 31, 2011.
Issues raised and responses from the management of the Fund are as follows:
1.	Audit Opinion, page 27 of the Fund’s Form N-CSR — You noted that the Report of Independent Registered Public Accounting Firm failed to state specifically that the audit process included confirmation of securities positions, as required pursuant to the Investment Company Audit Guide, Section 11.08, and the Investment Company Act of 1940, Section 30.g.
Management’s Response: The Fund acknowledges this comment and will work with its independent auditors to ensure that future opinions include this language.
2.	Name of Independent Registered Public Accounting Firm, page 27 of the Fund’s N-CSR — You noted that the name of the Independent Registered Public Accounting Firm was not included in the N-CSR filing as required.
Management’s Response: This was a typographical error and an updated filing that includes the name of the Independent Registered Public Accounting Firm will be submitted.
3.	Diversification — You requested that Management review the Fund’s diversification status as the top four positions in the Fund’s portfolio summed to more than 50% of the Fund’s net assets.
Management’s Response: For tax purposes the Fund is a Real Estate Investment Trust (“REIT”) rather than a Registered Investment Company (“RIC”) and as such the diversification restrictions for investment companies are not applicable to the Fund.
375 Park Avenue, 21st Floor, New York, NY 10152

4.	Payables to Members of Board of Directors — You noted that Regulation S-X requires payables to related parties to be reported as separate line items on the balance sheet, however the Fund did not report any such payables at March 31, 2011.
Management’s Response: The Fund did not have any payable items to interested members of its Board of Directors at March 31, 2011. The Fund did have $7,500 in accrued fees for its non-interested Board members at the end of the period, but did not disclose this item as it does not treat the non-interested members as related parties.
5.	Statement of Changes — You noted that Article 609, Item 7 of Regulation SX requires parenthetical disclosure of the balance of undistributed net investment income included in net assets at the end of the period, however the Fund did not include such disclosure at March 31, 2011.
Management’s Response: The Fund did not have any undistributed net investment income at the end of the period and as such had nothing to disclose; however in future filings in this situation the Fund will state that there is no undistributed net investment income.
6.	Footnote Disclosure of Gross Appreciation and Gross Depreciation on Investments — You noted that Article 12-12, footnote 8 of Regulation S-X requires disclosure of gross appreciation and gross depreciation, as well as net appreciation (depreciation) and aggregate cost, all as calculated for Federal income tax purposes; however the Fund did not report gross appreciation and gross depreciation.
Management’s Response: Management acknowledges this comment and will make these disclosures in future filings.
7.	Footnote Disclosure of Undistributed Ordinary Income — You noted that the disclosure in the Fund’s Footnote 7 did not provide disclosure of undistributed ordinary income as required pursuant to the Investment Company Audit Guide, Section 7.80.
Management’s Response: The Fund did not have any undistributed ordinary income on a tax basis at March 31, 2011. The Fund did disclose that it had no distributable earnings for the current and prior fiscal years.
8.	Footnote Disclosure of Investment Advisory Fees — While not a requirement, you suggested that the Fund consider reporting the effective management fee rate, which would incorporate the waiver of fees for expense limitation purposes.
Management’s Response: The Fund will consider such disclosure for future filings.
9.	Footnote Disclosure of Fees Payable under Administration Agreement — While not a requirement, you suggested that the Fund consider disclosing what the minimum fee is under the Fund’s Administration Agreement.
Management’s Response: The Fund will consider such disclosure for future filings.
10.	Form N-CSR Disclosures regarding Fund Directors and Officers — You requested that the Fund ensure that all future N-CSR filings meet disclosure requirements as noted by reference to instruction 4(e) for Item 24 of Form N-2, with further reference to instructions for Item 18 of Form N-2.
375 Park Avenue, 21st Floor, New York, NY 10152

Management’s Response: The Fund will ensure that all disclosures required under this item are included in future filings.
11.	Form N-CSR, page 46 footnote issue — You noted that the March 31, 2011 N-CSR filing included a footnote on page 46 that made reference to “the Fund’s recently filed Form N-CSR”.
Management’s Response: The footnote in question was inadvertently carried over from the Fund’s previous quarterly report and will be excluded from future N-CSR filings.
12.	Form N-CSR Item 8 — You requested that in the future the Fund’s disclosure for this item be revised to provide more specificity with regard to compensation of portfolio managers.
Management’s Response: The Fund will provide more specific disclosure with regard to this item in future filings.
13.	Disclosure of Material Weakness in Internal Control in September 30, 2008 Form NSAR-A — You noted that the Fund’s Form NSAR-A for the period ended September 30, 2008, included disclosure regarding a material weakness in internal control following the departure of the Fund’s Chief Financial Officer. This disclosure was not, however, included in the Fund’s subsequent Form N-CSR or Form NSAR filings. Additionally, you questioned why the Fund’s September 30, 2008 Form NSAR-A included disclosure of a change in the Fund’s Independent Registered Public Accounting Firm, but no such disclosure was included in the Fund’s Form N-CSRS for the same period.
Management’s Response: In its audit of the Fund’s financial statements for its fiscal year ended March 31, 2009, the Fund’s Independent Registered Public Accounting Firm determined that the material weakness referenced in the September 30, 2008, Form NSAR-A had been remediated following the Fund’s hiring of a new Chief Financial Officer in January 2009, and since the material weakness did not exist or had been remediated in all periods presented, continued disclosure was not required. The lack of disclosure in the September 30, 2008 Form N-CSRS of the change in the Fund’s Independent Registered Public Accounting firm was due to an oversight.
As requested, we acknowledge that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned should you have any further questions.
Sincerely,
/s/ Michael Fortier
Michael Fortier
Chief Financial officer
Madison Harbor Balanced Strategies, Inc.
375 Park Avenue, 21st Floor, New York, NY 10152